EXHIBIT 99.1

Statoil ASA: Statoil shapes and strengthens its position in the Carcará oil discovery in Brazil

Statoil Brasil Oleo e Gas Ltd., a subsidiary of Statoil ASA (OSE:STL, NYSE:STO), ExxonMobil Exploracao Brasil Ltda., a subsidiary of Exxon Mobil Corporation (NYSE:XOM), and PETROGAL BRASIL, S.A., a subsidiary of Galp (NYSE: GALP.LS), were the high bidders for a production sharing contract for the Carcará North block in Brazil's second pre-salt offshore licensing round held on 27 October.

The consortium comprising Statoil (operator, 40%), ExxonMobil (40%) and Galp (20%) presented the winning bid (67.12% of profit oil) for the Carcará North block in the Santos basin. The pre-determined signature bonus to be paid by the consortium is BRL 3.0 billion, approximately USD 910* million. Statoil's share is USD 364* million.

Statoil, ExxonMobil and Galp have also agreed a number of subsequent transactions in the adjacent BM-S-8 block to align equity interests across the two blocks that together comprise the Carcará oil discovery. The aggregate total potential consideration to be received by Statoil in these transactions is around USD 1.55 billion and, following the licensing round, the potential net cash inflow to Statoil is around USD 1.19* billion.

First, Statoil has agreed to divest 33% out of its current 66% interest in BM-S-8 to ExxonMobil for a total potential consideration of around USD 1.3 billion, comprising an upfront cash payment of around USD 800 million and a contingent cash payment of around USD 500 million.

Furthermore, upon the future closing of its acquisition of the 10% interest in BM-S-8 held by Queiroz Galvão Exploração e Produção (QGEP), Statoil has agreed to divest a further 3.5% to ExxonMobil and 3% to Galp for a total consideration of around USD 250 million, comprising an upfront cash payment of around USD 155 million and a contingent cash payment of around USD 95 million.

As a result, both Statoil and ExxonMobil will have a 36.5% interest in BM-S-8 and a 40% interest in Carcará North. Galp will have 17% in BM-S-8 and 20% in Carcará North.

The partners in Carcará North have also agreed that Statoil will be operator for the unitised field development, subject to government approval.

"This further strengthens Statoil's presence in the prolific Brazilian pre-salt area and these transactions help build a strong and aligned partnership across the two Carcará blocks. Together they significantly advance our strategy in Brazil, a core area for Statoil. Developing a world-class asset like Carcará as operator is a good match with our competence and capacity," said Statoil CEO Eldar Sætre.

"We look forward to working with our partners, the Brazilian authorities and Pré-Sal Petróleo S.A. on a timely unitisation process in support of our plan for first oil production from Carcará in the mid-2020s. This plan will create jobs, economic growth and revenues to the state," said Statoil's country manager for Brazil, Anders Opedal.

The closing of the transactions with ExxonMobil and Galp is subject to customary conditions, including partner and government approvals.

	BM-S-8 (before transaction with ExxonMobil)	BM-S-8 (after transaction with ExxonMobil)	BM-S-8 (after closing of transaction with QGEP)	BM-S-8 (after future transactions with ExxonMobil and Galp)	Carcará North
Statoil	66% (operator)	33% (operator)	43% (operator)	36.5% (operator)	40% (operator)
ExxonMobil	-	33%	33%	36.5%	40%
Galp	14%	14%	14%	17%	20%
QGEP	10%	10%	-	-	-
Barra Energia	10%	10%	10%	10%	-

* Based on exchange rate from Bloomberg 27 October 2017 for BRL/USD = 0.30327

Further information from:

Investor relations
Peter Hutton, Senior vice president, Investor Relations,
+44 7881 918 792 (mobile)

Press
Erik Haaland, International press spokesperson, Media Relations,
+47 954 21 770(mobile)

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.